NORSAT NAMED TO BC BUSINESS TOP 100 COMPANIES

Vancouver, British Columbia – July 12, 2010 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has been ranked in the Top 100 Companies in British Columbia by BC Business Magazine. In the rankings, Norsat was cited three times: #98 in the Top 100 Public Companies in BC, #8 in the Biggest Profit Gains amongst public companies, and #16 in Biggest Growth amongst public companies. A full view of the rankings can be viewed at: http://www.bcbusinessonline.ca/2010/top100.

“We are pleased to be recognized as a Top 100 Company in several categories by BC Business Magazine,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “These rankings reveal the hard efforts and devotion by Norsat’s employees in providing superior products and services to our clientele, which has created strong fundamental financial results. We look forward to delivering revenue and earnings growth for our shareholders and being included the BC Business rankings for years to come.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604-821-2808

Tel: 604-821-2845

Email: achan@norsat.com

            Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

(212)370-4500; (212) 370-4505(Fax)

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended March 31, 2010, and the Management Discussion and Analysis for the quarter ended March 31, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.